CHINA YIDA HOLDING, CO.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P. R. China, 350003

May 18, 2012

Via EDGAR
Attn: Ms. Kathleen Krebs, Special Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:	Request for Extension to File Response China Yida Holding, Co. Form 10-K for the Fiscal Year Ended December 31, 2011\ Filed March 29, 2012 File No. 001-34567

Dear Ms. Krebs,

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission (the “Commission”) dated April 24, 2012 regarding the above referenced filings (the “Comment Letter”). Please accept this correspondence as a request for an extension of an additional five (5) business days from the filing date of this correspondence to provide the Commission with our response to the Comment Letter. Accordingly, the Company will respond to the Commission’s comment letter, no later than Friday, May 25, 2012.

Thank you for your attention to this matter.

Sincerely,

CHINA YIDA HOLDING, CO.

By:  /s/ Minhua Chen
Name: Minhua Chen
Title: Chief Executive Officer